Upcounsel Technologies Inc. (formerly known as Upcounsel, LLC)

Financial Statements

December 31, 2021

UPCOUNSEL TECHNOLOGIES INC.

Table of Contents

UPCOUNSEL TECHNOLOGIES INC.
BALANCE SHEETS
As of December 31, 2021 and 2020
(in US dollars, except par value and share data)

	2021	2020
Assets		
Cash	$ 2,361,745	$ 240,333
Accounts receivable (less allowance for doubtful accounts of none at December 31, 2021 and 2020)	225,640	472,570
Total current assets	2,587,385	712,903
Capitalized software – net	1,212,564	1,485,019
Deferred income tax asset	63,075	-
Total assets	$ 3,863,024	$ 2,197,922
Liabilities and shareholder's equity		
Liabilities		
Note payable – current	$ 445,156	$ 364,447
Due to shareholder / member	47,630	768
Accounts payable	51,467	56,595
Accrued expenses	65,469	90,181
Deferred revenue	365,547	257,700
Total current liabilities	975,269	769,691
Note payable - net of current portion	926,882	1,372,000
Total liabilities	1,902,151	2,141,691
Commitments and contingencies	-	-
SAFE Agreements	2,164,411	-
Shareholder's equity		
Ordinary stock of 9,500,000 shares par $0.0001	950	-
Additional paid-in capital	199,050	-
Member's equity	-	200,000
Accumulated deficit	(403,538)	(143,769)
Total shareholder's equity	(203,538)	56,231
Total liabilities and member's equity	$ 3,863,024	$ 2,197,922

See accompanying notes to financial statements.

UPCOUNSEL TECHNOLOGIES INC
STATEMENTS OF OPERATIONS
For year ended December 31, 2021 and
the period from March 4, 2020 (inception) to December 31, 2020
(in US dollars)

	Year Ended December 31, 2021	Period March 4, 2020 to December 31, 2020
Revenue		
Attorney subscription revenue	$ 1,676,534	$ 601,035
Platform revenue	338,533	577,473
Professional services	319,895	274,135
Total revenue	**2,334,962**	**1,452,643**
Cost of revenue	401,027	260,125
Gross profit	1,933,935	1,192,518
Operating expense	2,198,614	1,329,272
Loss from operations	(264,679)	(136,754)
Other income (expenses)		
Bargain purchase gain	-	51,982
Interest expense	(58,165)	(58,997)
Total other expense	(58,165)	(7,015)
Net loss before income taxes	(322,844)	(143,769)
Income tax benefit	63,075	-
Net loss	$ (259,769)	$ (143,769)

See accompanying notes to financial statements.

UPCOUNSEL TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the period from March 4, 2020 (inception) to December 31, 2021
(in US dollars)

	Stock capital	Additional paid-in capital	Member's equity	Accumulated deficit	Total
Balance, March 4, 2020 (inception)	-	-	-	-	-
Member contribution	-	-	200,000	-	200,000
Net loss	-	-	-	(143,769)	(143,769)
Balances at December 31, 2020	-	-	200,000	(143,769)	56,231
Conversion to C-Corporation on June 9, 2021	950	199,050	(200,000)	-	-
Net loss	-	-	-	(259,769)	(259,769)
Balances at December 31, 2021	950	199,050	-	$(403,538)	$(203,538)

See accompanying notes to financial statements.

UPCOUNSEL TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
For the period from March 4, 2020 (inception) to December 31, 2021
(in US dollars)

	Year ended December 31, 2021	Period March 4, 2020 to December 31, 2020
Cash flows from operating activities		
Net loss	$ (259,769)	$ (143,769)
Adjustments to reconcile net loss to net cash provided in operating activities		
Amortization	359,499	275,581
Income tax benefit	(63,075)	-
Bargain purchase gain	-	(51,982)
Changes in assets and liabilities		
Accounts receivable	246,930	(76,267)
Accounts payable	41,734	(51,279)
Accrued expenses	(24,712)	90,181
Deferred revenue	107,847	257,700
Net cash from operating activities	408,454	300,165
Cash flows from investing activities		
Payments for software development	(87,044)	(60,600)
Net cash used in investing activities	(87,044)	(60,600)
Cash flows from financing activities		
Proceeds from SAFE Agreements	2,164,411	-
Repayment of note payable	(364,409)	-
Proceeds from member advance	-	768
Net cash provided by financing activities	1,800,002	768
Net increase in cash	2,121,412	240,333
Cash		
Beginning of year	240,333	-
End of year	$ 2,361,745	$ 240,333
Supplemental disclosure of cash flow information		
Asset purchase funded through note payable	$ -	$ 1,800,000
Asset purchase funded through member contribution	$ -	$ 200,000
Note payable principal reduced through accounts receivable credit	$ -	$ 63,553

See accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Upcounsel Technologies Inc. (the "Company") was formed on March 4, 2020 as Upcounsel, LLC, a limited liability company under the laws of the State of Delaware and converted from a limited liability company to a corporation effective June 9, 2021. The Company is headquartered in Yerington, Nevada. The Company operates a platform designed to pair users with attorneys to satisfy their legal needs.

Management's Plans: Following the fundraise in 2021, The Company has turned its focus to first growing top line revenue across the existing product line by increasing spend on sales and marketing, including adding new team members across the revenue organization while also testing numerous new top of funnel channels to bring more attorneys and clients to the UpCounsel platform.

While the organization is eyeing significant growth in the coming months and years, the commitment to profitability remains. The Company aims to grow while being cash flow positive.

While the focus during the first half of the year is and has been on increasing revenue across the existing product line, The Company will conduct a strategic analysis during the second half of the year to determine other growth opportunities, including the Alternative Business Structure ("ABS").

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

At December 31, 2021 two customers accounted for 70% of accounts receivable and at December 31, 2020, three customers accounted for 67% of accounts receivable.

Accounts Receivable: The Company sells its services to customers on an open credit basis. The Company's accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. An allowance of doubtful accounts was not deemed necessary at December 31, 2021 and 2020.

.

1.   Summary of Significant Accounting Policies, Continued:

Internal Use Software: The Company follows the guidance set forth in ASC 350-40 Intangibles-Goodwill and Other: Internal-Use Software in accounting for the purchase and development of its platform. In accordance with the guidance, costs paid to a third party for the acquisition of internal use software and costs incurred during the application development stage are capitalized as incurred. Capitalized software development costs are amortized over useful life of five years.

Structure of internal use software is following as of December 31,

	2021	2020
Capitalized software - gross	$ 1,847,643	$ 1,760,599
Capitalized software - accumulated depreciation	(635,079)	(275,580)
Capitalized software - net	$ 1,212,564	$ 1,485,019

Amortization expense for developed software placed into service was $359,499 and $275,581 for year ended December 31, 2021 and the period ended December 31, 2020. Future amortization is expected to be as follows: 2021 through 2024 - $352,120, 2025 - $114,328, and 2026 - $18,086.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $18,221 for 2021 and $8,945 for 2020 period.

Revenue Recognition: The Company accounts for revenue in accordance with Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

Attorney Subscription Revenue: The Company enters into contracts with customers that are charged on a monthly, quarterly, or annual basis to gain access to the Company's online platform and attorney services. For monthly contracts, revenue is recognized in the month the fees are received. For quarterly and annual contracts, revenue is recognized ratably over the term of the contract.

Platform Revenue: The Company enters into contracts with customers that are charged a fee for the procurement of an attorney. These fees are considered earned upon payment and procurement which is satisfied and recognized at a point in time.

Professional Services: The Company enters into professional service contracts with customers to provide legal services charged at an hourly rate. These fees are considered to be earned and recognized over time as the customers are billed throughout the duration of the service arrangement.

Contract assets represent the Company's right to consideration in exchange for goods or services the Company has transferred to a customer. There were no contract assets at December 31, 2021 and 2020. Contract liabilities represent the Company's obligation to transfer goods or services to a customer when the customer prepays consideration for goods and services. Contract liabilities are recognized as deferred revenue on the accompanying balance sheet.

Income Taxes: The Company was treated as a partnership for income tax purposes and did not incur income taxes before converting to a C-Corporation on June 9, 2021. Instead, its earnings and losses were included in the personal returns of the member and taxed depending on their personal tax situation. Accordingly, the accompanying financial statements do not reflect a provision for income taxes for the period from January to May 2021. The accompanying financial statements reflect deferred tax asset of $63,075 and corresponding income tax benefit on net operating losses for the period from June to December 2021 at applicable federal income tax rate of 21%. Net operating losses are available to offset future profits on the company indefinitely.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2021 and 2020. The Company is not currently under audit for income tax purposes by any tax jurisdiction.

2. **Note Payable:**

In connection with the execution of the asset purchase agreement dated March 11, 2020 to acquire certain accounts receivable and capitalized software, the Company entered into a note agreement with the seller for $1,800,000. The interest rate is fixed at 4%. The note requires four payments of principal and interest and matures on March 11, 2024. The note is secured by the underlying assets it finances. The total principal balance outstanding was $1,372,038 and accrued interest was $44,356 at December 31, 2021 ($1,736,447 and $58,230 respectively at December 31, 2020).

Future minimum principal payments under the note are as follows:

Year	Amount
2022	445,156
2023	462,925
2024	463,957
	$ 1,372,038

3. **SAFE Agreements:**

During the year ended December 31, 2021, the Company entered into SAFE agreements (Simple Agreement for Future Equity) with investors through an exchange for cash investments totaling $2,259,748. Upon a future equity financing, the SAFE agreements would convert into preferred stocks at price per share equal to the Post-Money Valuation

3. SAFE Agreements, Continued:

Cap divided by the Company Capitalization. Post-Money Valuation Cap is $28,000,000. The Company Capitalization includes all shares, converting securities, issued and outstanding options, promised options, and the unissued options pool. The SAFE agreements had no interest rate or maturity date, and the SAFE investors had no voting right prior to conversion.

The Company incurs 5% broker fees on SAFE Agreements with face amount not exceeding $25,000. Broker fees are treated as SAFE issuance costs and are capitalized against the cost of SAFE agreements on the accompanying balance sheet.

As 31 December, gross SAFE proceeds and capitalized SAFE issuance costs are as follows:

	2021	2020
SAFE Agreements – gross proceeds	$ 2,259,748	-
Capitalized SAFE issuance costs	(95,337)	-
SAFE	2,164,411	-

4. Incorporation:

Upcounsel, LLC underwent a statutory conversion from a limited liability company to a corporation pursuant Section 18-216 of the Delaware Limited Liability Company Act and Section 265 of the Delaware General Corporation Law, as amended, effective June 9, 2021.
Authorized share capital of the Company upon conversion comprises 10,000,000 common stock shares par 0.0001. Membership interests of the sole member of the Company were automatically converted into 9,500,000 shares of common stock, par value $0.0001, representing 95% of the authorized shares of the Company post-conversion. Additional 500,000 authorized shares are reserved in an option pool for issuance to service providers of the Company, pursuant to the terms and conditions associated with the pool. As at December 31, 2021, authorized shares reserved for such an option pool remained unissued.
On November 12, 2021, the Company's 9,500,000 common stock shares were transferred by its former sole shareholder to a company under common control by virtue of Stock Transfer Agreement.

5. Related Party Transactions:

During 2021, the Company received advances from the sole shareholder totaling to $49,000. At December 31, 2021, $47,630 were outstanding and included in amounts due to shareholder / member on the accompanying balance sheet.

The Company incurs Board fees from the sole shareholder in the amount of $5,000 per quarter. As December 31, 2021, $10,000 of accrued unpaid Board fees were included in accrued expenses in the accompanying balance sheets (none at 31 December 2020).

5. **Related Party Transactions, Continued:**

During 2021, the Company incurred $1,963 in expenses on behalf of the former sole shareholder of the Company. At December 31, 2021, the Company has $1,951 due from the former sole shareholder included in accounts receivable on the accompanying balance sheet (at December 31, 2020 - $138,707).

During 2020, the Company received advances from the former sole shareholder of the Company totaling $768. This amount is still outstanding at December 31, 2021 and included in accounts payable in the accompanying balance sheets (December 31, 2020 - $768 included in liabilities due to shareholder/member).

During 2021, the Company incurred $373,981 in expenses on behalf of related parties under common control. At December 31, 2021, $122,822 pertaining to such expenses remain unreimbursed and are included in accounts receivable on the accompanying balance sheet. The Company expects to obtain full reimbursement of the expenses during 2022.

6. **Retirement Plan:**

The Company sponsors a savings and retirement plan qualifies under Section 401(k) of the Internal Revenue Code. The plan is available to all fulltime employees that have reached the age of 21. The Company matches up to 3% of employee contributions and also makes a discretionary profit sharing contribution. The Company's expenses under this plan were $34,648 and $14,955 for 2021 and 2020 period.

7. **Subsequent Events:**

Management has evaluated subsequent events through April 13, 2022, the date the financial statements were available for issuance, and has determined that other than disclosed below, there are no subsequent events to be reported in the accompanying financial statements.

During January-February 2022, the Company received additional net proceeds from SAFE agreements totaling to $1,599,743 under the terms as set forth in Note 3.

On March 8, 2022, the Company successfully repaid an annual instalment under the sellers note referred to in Note 2 herein, in amount of $500,000 including $445,156 principal repayment and $54,844 interest.